SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No.     )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

TPG Pace Beneficial Finance Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G8990D125

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. G8990D125	13G

1	NAME OF REPORTING PERSONS Newbrook Capital Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,851,509
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,851,509
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G8990D125	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Newbrook Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,851,509
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,851,509
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G8990D125	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Boucai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,851,509
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,851,509
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Newbrook Capital Advisors LP, a Delaware limited partnership (“Newbrook Advisors”), Newbrook Management LLC, a Delaware limited liability company (“Newbrook Management”), and Mr. Robert Boucai, the manager of Newbrook Management (collectively, the “Reporting Persons”), relating to Class A ordinary shares (the “Common Stock”) of TPG Pace Beneficial Finance Corp. (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Newbrook Advisors through the accounts of certain clients (collectively, the “Newbrook Accounts”). Newbrook Advisors serves as the investment adviser or sub-adviser to the Newbrook Accounts and may direct the vote and dispose of the 1,851,509 shares of Common Stock held by the Newbrook Accounts. Newbrook Management is the general partner of Newbrook Advisors and may direct the vote and disposition of the 1,851,509 shares of Common Stock held by the Newbrook Accounts. As the manager of Newbrook Management, Mr. Boucai may direct the vote and disposition of the 1,851,509 shares of Common Stock held by the Newbrook Accounts.

Item 1(a)	Name of Issuer.

TPG Pace Beneficial Finance Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Item 2(a)	Name of Person Filing.

Newbrook Capital Advisors LP, Newbrook Management LLC, and Mr. Robert Boucai

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

505 Fifth Avenue, 16th Floor
New York, NY 10017

Item 2(c)	Citizenship or Place of Organization.

Newbrook Advisors is a limited partnership organized under the laws of the State of Delaware. Newbrook Management is a limited liability company organized under the laws of the State of Delaware. Mr. Boucai is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A ordinary shares, par value $0.0001 per share.

Item 2(e)	CUSIP Number.

G8990D125

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4		Ownership.

(a) Newbrook Advisors, Newbrook Management and Mr. Boucai are the beneficial owners of 1,851,509 shares of Common Stock.

(b)   Newbrook Advisors, Newbrook Management and Mr. Boucai are the beneficial owners of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,851,509 by 35,000,000, the number of shares of Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed on November 4, 2020.

(c)   Newbrook Advisors, as the investment adviser or sub-adviser to the Newbrook Accounts, may direct the vote and dispose of the 1,851,509 shares of Common Stock held by the Newbrook Accounts. Newbrook Management, as the general partner of Newbrook Advisors, may direct the vote and dispose of the 1,851,509 shares of Common Stock held by the Newbrook Accounts. As the manager of Newbrook Management, Mr. Boucai may direct the vote and disposition of the 1,851,509 shares of Common Stock held by the Newbrook Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Newbrook Accounts have the right to receive the dividends and proceeds from the sale of the shares of Common Stock reported herein.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Newbrook Management and Mr. Boucai are control persons of Newbrook Advisors, a registered investment adviser.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 16, 2021, Newbrook Capital Advisors LP, Newbrook Management LLC, and Robert Boucai.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

NEWBROOK CAPITAL ADVISORS LP By: Newbrook Management LLC, its general partner

By:	/s/ Robert Boucai
Robert Boucai
Manager

NEWBROOK MANAGEMENT LLC

By:	/s/ Robert Boucai
Robert Boucai
Manager

/s/ Robert Boucai
Robert Boucai